UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Fundrise Midland Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10567

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave., NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

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•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1.	Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, Fundrise Advisors, LLC (our “Manager”) believes that Texas, Chicago, IL and Denver, CO multifamily rental units have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward. While we intend to primarily invest in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of December 31, 2018 and 2017, our portfolio was comprised of approximately $51.4 million and $32.0 million, respectively, of gross capital deployed in real estate investments, that in the opinion of our Manager, meets our investment objectives. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for information concerning our investments since December 31, 2018. We will seek to create and maintain a portfolio of multifamily rental properties and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity oriented investments.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of real estate properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

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For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five years of the termination of our Offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

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Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed August 13, 2018 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2018.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in our common shares in our Offering. As of December 31, 2018 and 2017, we had raised total gross offering proceeds of approximately $54.3 million and $28.2 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,430,000 and 2,824,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2018, approximately 1,499,000 of our common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). The per share purchase price of our common shares has been and will be $10.00 per share from inception through April 30, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level

While we are under no obligation to do so, we have in the past and expect in the future to declare distributions monthly or quarterly and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

During fiscal year 2018, our distributions have been funded from both cash flow from our real estate investments and offering proceeds with a majority of such distributions being funded from cash flow from real estate investments.

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On April 12, 2017, we paid our first distribution to shareholders for the distribution period of January 1, 2017 through March 31, 2017. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from April 1, 2017 through April 30, 2019, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
01/01/17 – 03/31/17	0.0022602740		12/31/16	04/12/17		8.25%
04/01/17 – 06/30/17	0.0021917808		03/21/17	07/11/17		8.00%
07/01/17 – 09/30/17	0.0021917808		06/26/17	10/09/17		8.00%
10/01/17 – 12/31/17	0.0021917808		09/28/17	01/09/18		8.00%
01/01/18 – 01/31/18	0.0021917810		12/22/17	04/11/18		8.00%
02/01/18 – 02/28/18	0.0021917808		01/26/18	04/11/18		8.00%
03/01/18 – 03/31/18	0.0019178082		02/27/18	04/11/18		7.00%
04/01/18 – 04/30/18	0.0019178082		03/28/18	07/09/18		7.00%
05/01/18 – 05/31/18	0.0016438356		04/30/18	07/09/18		6.00%
06/01/18 – 06/30/18	0.0016438356		05/29/18	07/09/18		6.00%
06/30/18(5)	0.0202053588		06/28/18	07/09/18		(5)
07/01/18 – 07/31/18	0.0016438356		06/28/18	10/08/18		6.00%
08/01/18 – 08/31/18	0.0016438356		07/27/18	10/08/18		6.00%
09/01/18 – 09/30/18	0.0016438356		08/24/18	10/08/18		6.00%
10/01/18 – 10/31/18	0.0016438356		09/26/18	01/07/19		6.00%
01/01/19 – 01/31/19	0.0015068493		12/27/18	04/10/19		5.50%
02/01/19 – 02/28/19	0.0016438356		01/30/19	04/10/19		6.00%
03/01/19 – 03/31/19	0.0013698630		02/28/19	04/10/19		5.00%
04/01/19 – 04/30/19	0.0015068493		03/28/19	07/21/19		5.50%
Weighted Average	0.0018259741	(3)	-	-	6.66	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2017 through April 30, 2019.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 28, 2018, the Manager of the Company declared a distribution of $0.0185615232 per share (the “Additional June 30, 2018 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2018. The distribution was payable to shareholders of record as of the close of business on June 30, 2018 and the distribution was paid on July 9, 2018. As the Additional June 30, 2018 Distribution Amount did not have daily declared distribution amounts over a period of time, it’s individual annualized yield is not presented; however, the Additional June 30, 2018 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

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Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular, Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2018, approximately 274,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

 We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest income on our real estate debt investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, LP). For the years ended December 31, 2018 and 2017, total net income (loss) was approximately $94,000 and $(1,030,000), respectively, which was primarily attributable to losses incurred from our equity method investees, which include non-cash expenses such as depreciation and amortization.

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Revenue

Interest Income

For the years ended December 31, 2018 and 2017, we earned interest income of approximately $2.2 million and $932,000 from our real estate debt investments, respectively. The increase in interest income is primarily attributable to the continuance of our Offering, and therefore having more capital to deploy in real estate debt investments that earn interest income.

Equity in Earnings (Losses)

For the years ended December 31, 2018 and 2017, we incurred equity in earnings (losses) of approximately $(1,607,000) and $(1,563,000) from our equity method investees, respectively.

Expenses

Asset Management and Other Fees – Related Party

For the years ended December 31, 2018 and 2017, we incurred asset management fees of approximately $346,000 and $170,000 from our investments, respectively. The increase in the amount of asset management fee is primarily attributable to an increase in capital raised through our Offering.

 General and Administrative

For the years ended December 31, 2018 and 2017, we incurred general and administrative expenses of approximately $221,000 and $215,000, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Our Investments

As of December 31, 2018, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2018.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTC (4)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary	Raleigh, NC	Multifamily	08/28/2018	(5)	(5)	$9,702,000	68.0%	Initial

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(5)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from HUD, for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Third RSE Aspect Promenade Investment”). The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on 3/29/2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.
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Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Annual Return (1)		Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Waypoint Austin Controlled Subsidiary	Pflugerville, TX	Multifamily	11/11/2016	12.0%		09/08/2019	$3,000,000	—	66.0%	Initial
Aviator Apartments	Colorado Springs, CO	Multifamily	12/06/2016	12.0%		05/29/2024	$1,000,000	82.1%	79.5%	Initial
RSE Waypoint San Antonio Controlled Subsidiary	San Antonio, TX	Multifamily	12/30/2016	11.0%		12/30/2019	$7,025,000	—	68.5%	Initial
RSE Wickfield Controlled Subsidiary	Ann Arbor, MI	Multifamily	03/28/2017	11.5%		10/31/2022	$3,175,000	90.0%	—	Initial
RSE Domain Controlled Subsidiary	Tempe, AZ	Multifamily	04/13/2017	10.5	%(6)	08/31/2024	$2,500,000	88.5%	—	Initial
Vukota Chestnut Springs Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$265,000	85.0%	—	Initial
Vukota Wind River Place Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$375,000	85.6%	—	Initial
Englewood Square Controlled Subsidiary	Chicago, IL	Retail	11/02/2017	10.0	%(7)	03/23/2023	$500,000	37.0 - 41.0%	—	Initial
RSE Waypoint Controlled Subsidiary	Georgetown, TX	Multifamily	11/27/2017	11.0%		11/27/2020	$5,815,000	—	68.1%	Initial
RSE Walcott Controlled Subsidiary	Denver, CO	Multifamily	06/20/2018	11.0%		06/20/2021	$2,700,000	—	63.7%	Initial
RSE Cherokee Flats Controlled Subsidiary	Denver, CO	Mixed-Use	11/27/2018	11.5%		11/27/2023	$3,355,000	—	70.0%	Initial
RSE- Aura Controlled Subsidiary	San Antonio, TX	Multifamily	12/19/2018	13.0%		12/19/2019	$1,421,545	95.0%	—	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.

(6)	Per annum economic return is comprised of a minimum economic return of 10.5% for Year 1, 11% for Year 2, 12% for Years 3-4, and 13% for Years 5+ on the RSE Domain Controlled Subsidiary Investment.

(7)	The Englewood Square Investment earns a 10% annual return. In addition, the Englewood Square Investment earns 50% of any percentage rent paid by the property's anchor tenant up to $18,000 in any calendar year.

Real Property Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Railfield Controlled Subsidiary	San Marcos, TX	Multifamily	08/22/2017	$4,941,866	Initial	Update
RSE Orion Controlled Subsidiary	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update
RSE Orion Controlled Subsidiary	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update
NP 85	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

12

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2018, we had deployed approximately $51.4 million for 17 investments and had approximately $327,000 in cash and cash equivalents. In addition to our investments of approximately $51.4 million, we had future funding commitments up to an additional $7.4 million related to our investments. As of December 31, 2018, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We receive distributions from our equity method investees that represent cash flow from operations from the investment. During the years ended December 31, 2018 and 2017, we received cash distributions of approximately $662,000 and $158,000, respectively.

As of December 31, 2018 and 2017, we had outstanding debt of approximately $0 and $4.8 million, respectively, that was drawn from our grid note with our Sponsor (See Note 7, Related Party Arrangements in our consolidated financial statements).

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we acquire our initial portfolio, we employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select Texas, Chicago, IL, and Denver, CO real estate properties, joint venture equity investments, and other real estate-related assets is compelling from a risk-return perspective, particularly with regard to multifamily rental units. While we intend to focus on the Texas, Chicago, IL, and Denver, CO real estate markets, we may also invest in other real estate markets, particularly those located outside of the east and west coasts of the United States.

For purposes of this filing, when discussing Texas, we are primarily referring to the Houston, Dallas, and Austin MSAs, and when discussing Chicago, IL and Denver, CO, we are primarily referring to the Chicago, IL and Denver, CO MSAs. Our investment strategy is weighted toward senior debt, mezzanine debt and preferred equity that maximize current income, and equity investments with significant potential value creation but below the radar of institutional-sized investors. This strategy is based on the area’s stable economy, filled with pockets of high job creation, coupled with a pro-growth government policy.

13

We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors. We believe that our investment strategy, combined with our technology infrastructure and the expertise of our Manager’s management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of December 31, 2018 and 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Recent Developments

Investments

The following table summarizes real estate investments acquired or redeemed by the Company since December 31, 2018 (through April 15, 2019):

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Redemption Date	Total Commitment	Overview (Form 1-U)
RSE- Aura Controlled Subsidiary	San Antonio, TX	Multifamily	12/19/2018	02/27/2019	$1,421,545	Initial	Update
NP 85	San Antonio, TX	Multifamily	12/19/2018	02/27/2019	$2,585,727	Initial	Update
RSE Domain Controlled Subsidiary	Tempe, AZ	Multifamily	04/13/2017	03/05/2019	$2,500,000	Initial	Update

Other

Declaration of February 2019 Distributions	1/31/19	On January 31, 2019, our Manager declared a daily distribution of $0.0016438356 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019. More information can be found here.

Declaration of March 2019 Distributions	2/28/19	On February 28, 2019, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019. More information can be found here.

Declaration of April 2019 Distributions	3/28/19	On March 28, 2019, our Manager declared a daily distribution of $0.0015068493 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019. More information can be found here.

Status of our Offering	4/18/19	As of April 18, 2019, we had raised total gross offering proceeds of approximately $64.8 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 6,484,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

14

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	42	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	33	Chief Operating Officer
Bjorn J. Hall	38	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our most recent Offering Circular and amendments thereto.

15

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2019 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	500	*
Brandon T. Jenkins	5	*
Bjorn J. Hall	114	*
All directors and executive officers of our Manager as a group (3 persons)	619	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

16

Item 7.	Financial Statements

Index to Consolidated Financial Statements of

Fundrise Midland Opportunistic reit, LLC

17

Independent Auditor's Report

To the Members

Fundrise Midland Opportunistic REIT, LLC and Subsidiary

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise Midland Opportunistic REIT, LLC and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Midland Opportunistic REIT, LLC and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Mclean, VA

April 18, 2019

F-1

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	$327	$1,579
Interest receivable	216	206
Other assets	6	3
Accrued interest, PIK	570	107
Real estate debt investments	34,227	17,840
Investments in equity method investees	13,164	12,425
Total Assets	$48,510	$32,160

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$91	$59
Due to related party	112	313
Settling subscriptions	-	401
Redemptions payable	259	60
Distributions payable	506	694
Note payable – related party, inclusive of accrued interest	-	4,764
Interest paid in advance reserve	1,189	1,003
Total Liabilities	2,157	7,294

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 5,429,632 and 2,823,656 shares issued and 5,155,955 and 2,772,158 outstanding as of December 31, 2018 and 2017, respectively.	54,011	28,017
Redemptions – common shares	(2,668)	(507)
Retained Earnings (Accumulated deficit)	(4,990)	(2,644)
Total Members’ Equity	46,353	24,866
Total Liabilities and Members’ Equity	$48,510	$32,160

The accompanying notes are an integral part of these consolidated financial statements.

F-2

 Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017
Income (loss)
Interest income	$2,207	$932
Equity in earnings (losses)	(1,607)	(1,563)
Other income	81	-
Total income (loss)	681	(631)

Expenses
Asset management and other fees – related party	346	170
Interest expense – related party note	5	14
General and administrative expenses	221	215
Total expenses	572	399

Income (loss) before taxes	$109	$(1,030)

Income tax expense	15	-

Net income (loss)	$94	$(1,030)

Net income (loss) per basic and diluted common share	$0.02	$(0.61)
Weighted average number of common shares outstanding, basic and diluted	4,424,977	1,675,672

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

Total Members’

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2016	534,898	$5,300	$(190)	$5,110
Proceeds from issuance of common shares	2,273,508	22,735	-	22,735
Offering costs	-	(172)	-	(172)
Distributions declared on common shares	-	-	(1,423)	(1,423)
Redemptions of common shares	(36,248)	(354)	-	(354)
Net income (loss)	-	-	(1,030)	(1,030)
December 31, 2017	2,772,158	27,509	(2,643)	24,866
Proceeds from issuance of common shares	2,605,977	26,060	-	26,060
Offering costs	-	(64)	-	(64)
Distributions declared on common shares	-	-	(2,441)	(2,441)
Redemptions of common shares	(222,180)	(2,162)	-	(2,162)
Net income (loss)	-	-	94	94
December 31, 2018	5,155,955	$51,343	$(4,990)	$46,353

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
OPERATING ACTIVITIES:
Net income (loss)	$94	$(1,030)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in (losses) earnings	1,607	1,563
Draws from interest paid in advance reserve	(854)	(197)
Net (increase) decrease in interest receivable	(10)	(198)
Net (increase) decrease in other assets	(3)	(1)
Net (increase) decrease in accrued interest, PIK	(463)	(107)
Net increase (decrease) in accounts payable and accrued expenses	32	10
Net increase (decrease) in due to related party	(18)	106
Net cash provided by (used in) operating activities	385	146
INVESTING ACTIVITIES:
Investment in real estate debt investments	(15,347)	(15,640)
Investment in equity method investees	(3,008)	(14,146)
Distributions received from equity method investees	662	158
Net cash provided by (used in) investing activities	(17,693)	(29,628)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	25,285	22,243
Proceeds from note payable – related party	-	5,600
Payoff of note payable – related party	(4,750)	(850)
Cash paid for shares redeemed	(1,963)	(447)
Distributions paid	(2,255)	(624)
Proceeds from settling subscriptions	-	401
Offering costs	(46)	(23)
Reimbursements (to) from related party	(215)	34
Net cash provided by (used in) financing activities	16,056	26,334

Net increase (decrease) in cash and cash equivalents	(1,252)	(3,148)
Cash and cash equivalents, beginning of year	1,579	4,727
Cash and cash equivalents, end of year	$327	$1,579

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$506	$694
Redemptions payable	$259	$60
Distributions reinvested in Fundrise Midland Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$374	$220
Interest paid in advance reserve holdback	$1,040	$1,200
Offering costs accrued	$-	$196

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$19	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the years ended December 31, 2018 and 2017. We hold substantially all of our assets directly or in a taxable REIT subsidiary (“TRS”) , and as of December 31, 2018 have not established an operating partnership or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Offering(s) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $20.3 million of shares on August 10, 2018, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2018 and 2017, after redemptions, the Company has net common shares outstanding of approximately 5,156,000 and 2,772,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2018 and 2017, the Sponsor owned 600 common shares. In addition, as of December 31, 2018 and 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2018 and 2017, the total amount of equity outstanding by the Company on a gross basis was approximately $54.3 million and $28.2 million, respectively, and the total amount of settling subscriptions was approximately $0 and $401,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of December 31, 2018 and 2017, approximately $374,000 and $220,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. Accounts payable and accrued expense amounts on the consolidated statements of cash flows have been reclassified as “Draws from interest paid in advance reserve”. In addition, offering costs on the consolidated balance sheets and consolidated statements of members’ equity have been reclassified from “Retained earnings (Accumulated deficit)” to “Common shares”. Further, accrued interest amounts on the consolidated balance sheets and statements of consolidated cash flows have been reclassified from “Interest receivable” to “Accrued interest, PIK”.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the year.

F-7

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organization costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. Prior to October 1, 2017, the Company recognized these costs as a deferred cost asset and recognized a corresponding liability due to the Manager. The deferred cost assets were ratably amortized into equity. Effective, October 1, 2017, the Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2018 and 2017, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 and $888,000, respectively, on behalf of the Company. The Hurdle Rate was met as of December 31, 2017, so approximately $215,000 and $196,000 of offering costs were reimbursed or were reimbursable to the Manager at December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, the Company reimbursed the Manager approximately $215,000 and $0, respectively, in offering costs. As such, approximately $0 and $196,000 remained payable to the Manager as of December 31, 2018 and 2017, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2018 and 2017.

F-8

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our nonredeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

F-9

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2018 or 2017. No gross deferred tax assets or liabilities have been recorded as of December 31, 2018 or 2017.

We had made no provision for U.S. federal income tax purposes prior to our acquisition of our taxable REIT subsidiary (“TRS”). As a result of this acquisition during the year ended December 31, 2018, we now record income tax expense or benefit with respect to our entity that is taxed as TRSs under provisions similar to those applicable to regular corporations and not under the REIT provisions. Accordingly, for the years ended December 31, 2018 and 2017, approximately $15,000 and $0, respectively, of income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of December 31, 2018 and 2017.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. After performing an initial assessment, we have determined that the adoption of this standard will not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these consolidated financial statements.

F-10

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-11

3.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$12,425	$-
New investments in equity method investees	3,008	14,146
Distributions received	(662)	(158)
Equity in earnings (losses) of equity method investees	(1,607)	(1,563)
Ending balance	$13,164	$12,425

As of December 31, 2018 and 2017, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 95% member interest in RR Cedars GP, LLC, whose activities are carried out through the following wholly-owned asset: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX.

(2)	Acquired in 2017, a 90% member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(3)	Acquired in 2018, a 9.1% member interest in NP 85, LLC, whose activities are carried out through the following wholly-owned asset: Aura Westover Hills, an apartment complex in San Antonio, TX.

F-12

As of and for the year ending December 31, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RR Cedars GP LLC	CWP Forest Cove JV LLC	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$14,816	$31,877	$28,443
Other assets	574	786	62
Total assets	$15,390	$32,663	$28,505

Mortgage notes payable	$12,341	$22,933	$-
Other liabilities	643	513	-
Equity	2,406	9,217	28,505
Total liabilities and equity	$15,390	$32,663	$28,505
Company’s equity investment	$2,278	$8,295	$2,591

	RR Cedars GP LLC	CWP Forest Cove JV LLC	NP 85 LLC From December 19,
Condensed income statement information:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2018	2018 (Acquisition) to December 31, 2018
Total revenue	$1,930	$2,972	$62
Total expenses	2,773	3,874	-
Net income (loss)	$(843)	$(902)	$62
Company’s equity in earnings (losses) of investee	$(801)	$(812)	$6

F-13

As of and for the year ending December 31, 2017, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RR Cedars GP LLC	CWP Forest Cove JV LLC
Condensed balance sheet information:	As of December 31, 2017	As of December 31, 2017
Real estate assets, net	$14,538	$30,962
Other assets	1,313	2,700
Total assets	$15,851	$33,662

Mortgage notes payable	$12,328	$22,908
Other liabilities	288	355
Equity	3,235	10,399
Total liabilities and equity	$15,851	$33,662
Company’s equity investment	$3,066	$9,359

	RR Cedars GP LLC	CWP Forest Cove JV LLC
Condensed income statement information:	For the Year Ended December 31, 2017	For the Year Ended December 31, 2017
Total revenue	$639	$486
Total expenses	1,822	598
Net income (loss)	$(1,183)	$(112)
Company’s equity in earnings (losses) of investee	$(1,124)	$(101)
Company's share of origination costs within equity	$(151)	$(188)

4.	Real Estate Debt Investments

As of December 31, 2018 and 2017, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. We have invested in thirteen real estate debt investments as of the date of these consolidated financial statements. The following table describes our debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$17,840	$1,000
Investments (1)	16,387	16,840
Amortization of deferred fees, costs, and discounts/premiums	-	-
Ending balance	$34,227	$17,840

(1)	Investments as of December 31, 2018 include three new preferred equity investments and one new senior debt investment added during the year ended December 31, 2018, and one preferred equity investment closed in 2017 and funded in 2018. Investments as of December 31, 2017 include five new preferred equity investments added during the year ended December 31, 2017, and two preferred equity investments closed in 2016 and funded in 2017.

As of December 31, 2018 and 2017, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

F-14

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	12	$24,525	$6,607	$24,525
Senior debt	1	9,702	-	9,702
Balances as of December 31, 2018	13	$34,227	$6,607	$34,227

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2017 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	9	$17,840	$5,185	$17,840
Balances as of December 31, 2017	9	$17,840	$5,185	$17,840

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	12	$11,447	$8,938	$4,140	$-
Senior debt	1	9,702	-	-	-
Balance as of December 31, 2018	13	$21,149	$8,938	$4,140	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	9	$-	$13,200	$4,640	$-
Balance as of December 31, 2017	9	$-	$13,200	$4,640	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018 and 2017, all investments are considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-15

5.	Distributions

Distributions are calculated based on shareholders of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2018 and 2017 (all tabular amounts are in thousands except per share data):

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0021917808	$207		1/26/18	$207	4/11/18	$1
March 1, 2018 through March 31, 2018	0.0019178082	219		2/27/18	219	4/11/18	1
April 1, 2018 through April 30, 2018	0.0019178082	236		3/28/18	236	7/9/18	1
May 1, 2018 through May 31, 2018	0.0016438356	224		4/30/18	224	7/9/18	1
June 1, 2018 through June 29, 2018	0.0016438356	215		5/29/18	215	7/9/18	1
June 30, 2018	0.0202053588	93		6/28/18	93	7/9/18	1
July 1, 2018 through July 31, 2018	0.0016438356	238		6/28/18	238	10/8/18	-
August 1, 2018 through August 31, 2018	0.0016438356	247		7/27/18	247	10/8/18	-
September 1, 2018 through September 30, 2018	0.0016438356	245		8/24/18	245	10/8/18	-
October 1, 2018 through October 31, 2018	0.0016438356	261		9/26/18	-	1/7/19	-
November 1, 2018 through November 30, 2018	-	-		10/29/18	-	1/7/19	-
December 1, 2018 through December 31, 2018	-	-		11/29/18	-	1/7/19	-
January 1, 2019 through January 31, 2019	0.0015068493	245	(2)	12/27/18	-	4/10/19	-
Total		$2,430			$1,924		$6

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2017	Payment Date	Total Declared
April 1, 2017 through June 30, 2017	0.0021917808	$286		3/21/17	$286	7/13/17	$2
July 1, 2017 through September 30, 2017	0.0021917808	399		6/26/17	399	10/9/17	2
October 1, 2017 through December 31, 2017	0.0021917808	502		9/27/17	-	1/9/18	2
January 1, 2018 through January 31, 2018	0.0021917810	192	(3)	12/22/17	-	4/11/18	1
Total		$1,379			$685		$7

F-16

(1)	Total distributions declared to related parties are included in total distributions declared to all shareholders.

(2)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2018 consolidated financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2019.

(3)	The liability for the January 2018 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2017 financial statements. This amount was subsequent determined to be approximately $203,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2018, the Company’s significant financial instruments consist of real estate debt investments and interest receivable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2018 and 2017, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $34.8 million and $17.9 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable for the years ended December 31, 2018 and 2017.

The following table summarizes reimbursable costs incurred by the Company (amounts in thousands):

F-17

Reimbursable Organizational and Offering Costs Incurred by Fundrise Advisors, LLC:	During the Year Ended December 31, 2018	During the Year Ended December 31, 2017
Organizational costs	$-	$-
Offering costs	19	196
Total	$19	$196

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2018 and 2017, the Manager incurred approximately $21,000 and $38,000 of costs on our behalf, respectively. Of these amounts, approximately $1,000 and $53,000 were due and payable as of December 31, 2018 and 2017, respectively.

An asset management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From January 1, 2017 through April 30, 2017, the Company paid the Manager a quarterly asset management fee of one-fourth of 1.00% of our NAV. Beginning on May 1, 2017, the quarterly asset management fee was changed to one-fourth of 0.85% of our NAV. From inception through December 31, 2017, this fee was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2018, this fee will be based on our NAV at the end of each prior quarter.

During the years ended December 31, 2018 and 2017, we have incurred asset management fees of approximately $346,000 and $170,000, respectively. As of December 31, 2018 and 2017, approximately $107,000 and $59,000, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. From inception through April 30, 2017, an amount would have been determined using an annualized rate of 1.00% multiplied by the original value of such non-performing asset. Beginning on May 1, 2017, the Company is now required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2018 and 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2018 and 2017, no equity investments had been disposed of, and accordingly no disposition expenses were reimbursed.

 Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2018 and 2017, the Company did not make any investments that were warehoused or owned by Fundrise Lending, LLC.

 For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2018 and 2017, fees of approximately $15,000 and $16,000, respectively, were paid to the Independent Representative as compensation for those services.

F-18

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2018 and 2017. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2018 and 2017, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2018 and 2017.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bears a 3.00% interest rate and expires on January 31, 2019. The total drawn between the ten noteholders may not exceed $10.0 million. As of December 31, 2018 and 2017, the Company had drawn approximately $0 and $4.8 million, respectively, and had incurred interest of approximately $5,000 and $14,000, respectively. During the year ended December 31, 2018, the Company repaid all principal and interest in full.

For the years ended December 31, 2018 and 2017, the Sponsor incurred approximately $11,000 and $5,000 of costs on our behalf, respectively. Of these amounts, approximately $4,000 and $5,000 were due and payable as of December 31, 2018 and 2017, respectively.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2018 and 2017, approximately $747,000 and $692,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 18, 2019, for potential recognition or disclosure.

Offering

As of April 18, 2019, we had raised total gross offering proceeds of approximately $64.8 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 6,484,000 of our common shares.

F-19

New Investments

As of April 18, 2019, the Company has made no additional investments, however we have funded additional capital commitments and borrowers have drawn additional funds in the amount of approximately $3.8 million.

Principal Repayments

As of April 18, 2019, the Company received repayment for two real estate debt investments and one investment in equity method investee in the amount of approximately $6.5 million plus outstanding interest.

On March 29, 2019 one of our real estate debt investments was converted to an equity interest in a joint venture. The principal of the real estate debt investment, in the amount of $9,702,000, is the initial stated value of our additional equity interest in the equity method investee.

Distributions Payable

On January 31, 2019, the Manager of the Company declared a daily distribution of $0.0016438356 per share (the “February 2019 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019 (the “February 2019 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the February 2019 Distribution.

On February 28, 2019, the Manager of the Company declared a daily distribution of $0.0013698630 per share (the “March 2019 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019 (the “March 2019 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the March 2019 Distribution Period. The January 2019, February 2019, and March 2019 distributions totaling approximately $736,000 were paid on April 10, 2019.

On March 28, 2019, the Manager of the Company declared a daily distribution of $0.0015068493 per share (the “April 2019 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019 (the “April 2019 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the April 2019 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2019. The aggregate estimated amount of cash to be distributed related to the April 2019 Distribution Period is approximately $272,000.

F-20

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.2**	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.3**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
4.1**	Form of Subscription Package (incorporated by reference to Appendix A of Form 253G2)
6.1**	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.2**	Form of Fee Waiver Support Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.4**	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 18, 2019.

Fundrise Midland Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	Thursday, April 18, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	Thursday, April 18, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)

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